02041266

333-6548

RECD S.E.C.
JUN 17 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
6-3-02

For the month of June 2002

Cresud S.A.C.I.F. and A
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Av. Del Libertador 498, 16th Floor, (1001)
Buenos Aires, Argentina
(Address of principal executive offices)

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Form 20-F ❄ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ❄

CRESUD S.A.C.I.F. and A
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is a copy of the a letter filed with the *Bolsa de Comercio de Buenos* Aires and with the *Comisión Nacional de Valores* on June 4, 2002 related to the sale of one plot of the *"El Coro"* farm located in Villa María del Río Seco, Province of Córdoba.

In addition, attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on March 31, 2002 filed with the *Bolsa de Comercio de Buenos* Aires and with the *Comisión Nacional de Valores* on June 13, 2002.

(i) By letter dated May 31, 2002, the Company informed that sold for the account of the company Agrofar S.A. (under process of registration) one plot of 2,350 hectares of *El Coro* farm. The sale price was Pesos 1,702,500 and the Company received as an additional compensation the farm sold in commodatum for one year.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera
y Agropecuaria

Financial Statements
as at March 31, 2002 and 2001

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Financial Statements

Index

Presentation
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
Consolidated Schedules
Balance Sheet
Income Statement
Statement of Changes in Shareholders' Equity
Statement of Cash Flows
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations
Business Highlights
Limited Review Report

Name of the Company: **Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria**

Legal Address: Avda.Hipólito Yrigoyen 440, 3rd Floor, Ciudad Autónoma de Buenos Aires

Principal Activity: Agriculture and livestock and real-estate

Financial statements for the period ended March 31, 2002
presented in comparative form with the 2001 year stated in pesos (Note 2)
Financial year Nº 67 started on July 1, 2001

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws: February 19,1937

Of the latest amendment: June 2, 1997

Duration of the Company: June 6, 2082

Information on controlled companies in Note 3.f.1

CAPITAL STATUS (Note 4)			
SHARES			
Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	124,284,392	124,284,392	124,284,392

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Consolidated Balance Sheet at March 31, 2002 and 2001
(historical currency)

	March 31, 2002 (Notes 1, 2, 3 and 4) Pesos	March 31, 2001 (Notes 1, 2, 3 and 4) Pesos		March 31, 2002 (Notes 1, 2, 3 and 4) Pesos	March 31, 2001 (Notes 1, 2, 3 and 4) Pesos
ASSETS			**LIABILITIES**		
Current Assets			**Current Liabilities**		
Cash and banks (Note 5.a.)	1,542,425	2,503,040	Trade accounts payable (Note 5.f.)	9,052,468	3,706,379
Investments (Note 5.b.)	479,284	45,020,526	Notes payable	-	50,000
Trade accounts receivable (Note 5.c.)	16,910,452	3,484,996	Bank loans (Note 5.g.)	16,399,331	11,289,213
Other receivables and prepaid expenses (Note 5.d.)	6,925,519	8,051,721	Salaries and social security payable (Note 5.h.)	258,813	221,511
Inventories (Note 5.e.)	17,214,659	15,862,711	Taxes payable (Note 5.i.)	573,628	195,237
Total current assets	43,072,339	74,922,994	Other (Note 5.j.)	7,123,897	2,054,913
			Total current liabilities	33,408,137	17,517,253
Non-current assets			**Non-current liabilities**		
Other receivables and prepaid expenses (Note 5.d.)	1,422,017	6,063,016	Trade accounts payables (Note 5.f.)	-	240,000
Inventories (Note 5.e.)	22,731,263	27,097,325	Taxes payable (Note 5.i.)	1,763	2,211
Investments (Note 5.b.)	66,724,957	8,004,081	**Total non-current liabilities**	1,763	242,211
Fixed assets, net (Schedule A)	72,847,430	77,380,431	**Subtotal**	33,409,900	17,759,464
Intangible assets (Schedule B)	1,412,888	1,991,659	Minority interest	119,276	33,960
Total non-current assets	165,138,555	120,536,512	**SHAREHOLDERS´EQUITY**	174,681,718	177,666,082
Total Assets	208,210,894	195,459,506	**Total Liabilities and Shareholders' Equity**	208,210,894	195,459,506

The accompanying notes are an integral part of these consolidated statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the period ended March 31, 2002 and 2001
(historical currency)

	March 31, 2002 (Notes 1, 2, 3 and 4) Pesos	March 31, 2001 (Notes 1, 2, 3 and 4) Pesos
CHANGES IN FUNDS		
Funds at the beginning of the period	7,700,809 (1)	27,488,072
(Decrease) increase in funds	(5,679,100)	20,035,494
Funds at the end of the period	2,021,709	47,523,566
CAUSES OF CHANGES IN FUNDS		
Sources of Funds		
(Loss) income for the period	(1,125,227)	2,053,214
Plus: Items not involving outlays of funds		
Increase in defaulting debtors provision	60,000	35,000
Fixed assets depreciation	1,136,255	1,208,058
Net book value of fixed assets sold	3,659,830	5,924,370
Accruals for interests and other	3,123,596	2,088,626
Accruals for bank loan interests	647,709	58,979
Decrease in non-current investments	29,056	26,976
Intangible assets amortization	160,539	-
(Gain) loss from inventory holdings	(4,593,626)	69,448
Holding results from non-current investments included in funds at the beginning of the period	(2,294,921)	-
Less: *Items not involving inflows of funds*		
Interest accrued-other receivables	(135,486)	(193,123)
(Gain) loss from related companies	(289,009)	119,708
Minority interest	(123,721)	(25,462)
Funds originated by operations	254,995	11,365,794
Other sources		
Decrease in other receivables and prepaid expenses	6,274,635	1,783,754
Decrease (increase) in other non-current receivables and prepaid expenses	430,384	(1,059,652)
Decrease of inventories, net	2,910,043	1,547,357
Decrease in non-current investments	103,560	102,334
Increase (decrease) in trade accounts payable	1,572,956	(808,014)
Increase of bank loans	2,144,261	11,230,234
Increase (decrease) in taxes payable	345,835	(49,565)
Increase in other liabilities	1,107,761	164,866
Increase in non-current taxes payable	1,763	2,211
Subscription of treasury stock	2,353	-
Total other sources of funds	14,893,551	12,913,525
Applications of funds		
Increase in trade accounts receivable	(11,631,049)	(1,144,312)
Increase in non-current investments	(4,749,877)	-
Purchase of fixed assets	(471,255)	(1,294,797)
Increase of intangible assets	-	(480,649)
Decrease in notes payable	(50,000)	-
Decrease in salaries and social security payable	(33,307)	(37,309)
Decrease in non-currrent trade accounts payable	(249,409)	-
Payment of cash dividends	(3,642,749)	(1,286,758)
Total funds applied	(20,827,646)	(4,243,825)
Total sources of funds	15,148,546	24,279,319
(Decrease) increase in funds	(5,679,100)	20,035,494

The accompanying notes and schedules are an integral part of these consolidated statements.

(1) Net of convertion of current investments (funds at the beginning of the period) into non-current investments for Ps. 51,258,182.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Consolidated Statement of Income

For the periods ended March 31, 2002 and 2001
(historical currency)

	March 31, 2002 (Notes 1, 2, 3 and 4) Pesos	March 31, 2001 (Notes 1, 2, 3 and 4) Pesos
Sales		
Crops	16,241,746	13,312,079
Beef cattle	9,561,962	9,261,358
Milk	865,982	843,160
Others	795,103	1,048,739
	27,464,793	24,465,336
Less: Gross sales tax	(188,610)	(157,804)
Total Net Sales	27,276,183	24,307,532
Cost of sales (Schedule F)		
Crops	(10,081,729)	(9,622,851)
Beef cattle	(6,689,952)	(5,899,347)
Milk	(1,254,319)	(912,123)
Others	(810,164)	(729,187)
Total cost of sales	(18,836,164)	(17,163,508)
Gross income	**8,440,019**	**7,144,024**
Selling expenses (Schedule H)	(3,079,663)	(3,687,330)
Administrative expenses (Schedule H)	(2,430,617)	(2,869,241)
Gain from fixed assets sales	2,010,142	2,710,215
Gain (loss) from inventory holdings (Schedule F)	4,593,626	(69,448)
Operating income	**9,533,507**	**3,228,220**
Financial results (Note 5.k.)		
Financial (loss) gain generated by assets	(1,482,780)	748,447
Financial expense generated by liabilities	(8,533,628)	(238,729)
Other expenses, net:		
Donations	-	(102,661)
Others	(222,024)	(13,576)
Gain (loss) from related companies	288,928	(119,708)
Management fees	-	(228,135)
(Loss) Income before income tax	**(415,997)**	**3,273,858**
Income tax expense	(832,953)	(1,330,463)
Minority interest	123,723	109,819
Net (loss) income for the period	**(1,125,227)**	**2,053,214**

The accompanying notes are an integral part of these consolidated statements.

NOTA 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25,561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are pending at the date of issuance of these financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and the effect they have on the Company's economic and financial situation to date.

Exchange system

On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank.

NOTE 1: (Continued)

Deposits in Argentine financial institutions

Under the terms of Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the Argentine Statistics and Census Institute (INDEC). In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds.

Financial debts in foreign currency with Argentine financial institutions

Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

Receivables and debts in Argentina not related to the financial system

The obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in such other foreign currency. A reference stabilization index must be applied to these balances as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

Buenos Aires futures market

On April 12, 2002 the Buenos Aires futures market (MATBA) decided to settle all open positions, which were informed as of that date, after having suspended operations on December 21, 2001.

These will be carried out at the current exchange rate as of May 7, 2002.

Deferment of the deduction of the exchange difference for income tax purposes

The net negative results caused by this devaluation will be deductible for income tax purposes over the next five fiscal years.

NOTE 1: (Continued)

Impact of the current economic conditions on the Company

The accompanying financial statements reflect management's current assessment of the impact of the economic situation on the financial position of the Company. Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions.

Consequently, decisions based on the present financial statements should consider future evolution of these measures and the financial statements of the Company should be read at the light of these circumstances.

Consideration of the effects of inflation

Pursuant to Resolution N° 3/2002 of the Professional Council of Economic Sciences of the City of Buenos Aires, as from January 1, 2002 financial statements should consider the effects of variations in the purchasing power of the currency according to the proceedings set forth in Technical Resolution N° 6 of the Argentine Federation of Professional Councils of Economic Sciences, modified by Technical Resolution N° 19 of the same Federation.

The present financial statements have been prepared according to the valuation criteria established by the Argentine Securities and Exchange Commission. Such criteria differ from professional accounting standards, mainly for not considering the effects of inflation.

Following are relevant data of the financial statements of the company as of March 31, 2002 and 2001 considering the effects of inflation:

	March 31, 2002	March 31, 2001
Total Assets	243,955,115	258,000,307
Total Liabilities	41,288,815	23,441,927
Minority interest	167,210	44,822
Sharehoders' equity	202,499,090	234,513,558
(Loss) income for the period	(29,559,714)	2,710,177

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolution No. 368/2001 of the Argentine Securities and Exchange Commission, which provides that the Consolidated Financial Statements shall be presented as called for by Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences, the Balance Sheet as of March 31, 2002 and 2001, the Income Statement and the Statement of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it controls a majority of the voting shares.

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of March 31, 2002 and 2001 have been used to determine their equity value and carry out their consolidation. With comparative purposes reclassifications on the information as of March 31, 2001 have been made in order to show the same on a basis consistent with the one of this period.

These financial statements, its notes and schedules are prepared in pesos.

NOTE 3: CORPORATE CONTROL

Following is the Company's interest in other companies:

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00

NOTE 4: VALUATION CRITERIA

The Financial Statements of the Subsidiary Companies mentioned in Note 3 have been prepared on a basis consistent with the accounting policies followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 3 of the basic financial statements.

The more significant valuation criteria used in the preparation of the Financial Statements of the Subsidiary Companies and not detailed in the valuation criteria of the Holding Company have been the following:

Intangible Assets – Development expenditures

They correspond to the expenses for the organization and development of the Web Site, incurred until March 31, 2001. These expenses began to amortize on a line basis in thirty nine-months as from April 1, 2001.

NOTE 5: **Details of consolidated balance sheet and consolidated income statement accounts**

a. Cash and banks

	March 31, 2002 Pesos	March 31, 2001 Pesos
Cash	118,109	105,566
Foreign currency (Schedule G)	5,881	2,028
Patacones currency	2,047	-
Lecop currency	3,870	-
Local currency checking account	927,173	1,269,187
Patacones currency checking account	17,837	-
Lecop currency checking account	156,091	-
Foreign currency checking account (Schedule G)	10,917	56,668
Local currency saving account	18,168	38,527
Foreign currency saving account	-	460,356
Checks to be deposited	270,159	570,708
Patacones checks to be deposited	12,173	-
	1,542,425	2,503,040

b. Investments

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Schedule C	479,284	45,020,526
	479,284	45,020,526
Non-Current		
Schedule C	66,724,957	8,004,081
	66,724,957	8,004,081

NOTE 5: (Continued)

c. Trade accounts receivable

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Accounts receivable in local currency	9,773,921	4,013,707
Accounts receivable in foreign currency (Schedule G)	7,655,424	-
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	4,970	-
IRSA Inversiones y Representaciones Sociedad Anónima	76,000	-
Less:		
Provision for defaulting debtors	(599,863)	(528,711)
	16,910,452	3,484,996

d. Other receivables and prepaid expenses

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Secured by mortgage and under legal proceedings	1,859,793	2,287,617
Tax on Minimum Hypothetical Income	1,771,071	-
Guarantee deposits (Schedule G)	1,648,769	1,185,693
Tax credits	392,752	2,855,392
Surety bonds received	375,279	375,279
Prepaid expenses	173,070	279,229
Prepaid leases	157,004	715,921
Advances to suppliers	3,383	-
Other	330,583	346,543
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	213,815	6,047
	6,925,519	8,051,721
Non-current		
Secured by mortgage	1,107,721	2,689,552
Prepaid leases	75,690	180,000
Tax on Minimum Hypothetical Income	143,176	2,893,864
Other	95,430	95,430
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	-	204,170
	1,422,017	6,063,016

NOTE 5: (Continued)

e. **Inventories**

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Livestock	5,110,576	6,192,864
Crops	2,743,724	2,824,294
Unharvested crops	5,836,012	5,297,952
Seeds and fodder	723,057	179,023
Materials and others	1,939,847	991,799
Advances to suppliers	861,443	376,779
	17,214,659	15,862,711
Non-Current		
Livestock	22,731,263	27,091,256
Unharvested crops	-	6,069
	22,731,263	27,097,325

f. **Trade accounts payable**

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Suppliers in local currency	4,175,970	3,031,692
Suppliers in foreign currency (Schedule G)	4,247,917	-
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	88,885	165,210
IRSA Inversiones y Representaciones Sociedad Anónima	55,000	-
Notes	484,696	509,477
	9,052,468	3,706,379
Non-current		
Notes	-	240,000
	-	240,000

NOTE 5: (Continued)

g. Loans

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Local financial loans (1)	15,208,480	6,657,920
Foreign financial loans (Schedule G) (1)	1,190,851	4,631,293
	16,399,331	11,289,213

(1) Includes a Ps. 3.1 million loan garanteed by 15,257,554 IRSA common shares

h. Salaries and social security payable

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Salaries payable	114,251	115,362
Social security administration	105,865	70,807
Health care scheme	24,272	22,971
Other	14,425	12,371
	258,813	221,511

NOTE 5:

(Continued)

i. **Taxes payable**

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Value added tax	373,383	-
Property tax payable	174,538	141,779
Taxes withheld for income tax	14,528	21,315
Tax on Minimum Hypothetical Income	1,209	24,709
Sales tax payable	5,774	166
Taxes withheld-Gross sales tax payable	2,092	7,268
Others	2,104	-
	573,628	195,237
Non-current		
Tax on Minimum Hypothetical Income	1,763	2,211
	1,763	2,211

j. **Other**

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Accrual for other expenses (Schedule G)	4,681,427	1,884,901
Advances received	2,231,800	-
Accrual for Directors´Fees	207,025	264,600
Advances to Directors	(136,581)	(220,985)
Accrual for cereal expenses	107,153	98,262
Accrual for Management fees	27,556	28,135
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	5,517	-
	7,123,897	2,054,913

NOTE 5: (Continued)

k. Financial results

	March 31, 2002 Pesos	March 31, 2001 Pesos
Generated by assets:		
Exchange differences and discounts	4,791,616	(84,692)
Interest income	246,218	648,111
Reference stabilitation index (CER)	126,903	-
Banks expenses	(1,505)	-
Tax on debts and credits	(238,135)	-
Holding results and operations of stocks and bonds	(6,407,877)	185,028
	(1,482,780)	748,447

	March 31, 2002 Pesos	March 31, 2001 Pesos
Generated by liabilities:		
Debs tax	-	(18,896)
Reference stabilitation index (CER)	(565,200)	-
Interest expense		
Subsidiaries and related companies Law 19,550 Article 33:		
IRSA Inversiones y Representaciones Sociedad Anónima	(216,000)	-
Others	(1,369,842)	(221,128)
Exchange differences and discounts	(6,382,586)	1,295
	(8,533,628)	(238,729)

NOTE 6:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Notes payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
4th quarter 2002/2001 financial period	-	-	16,801,720	3,376,264	3,778,392	3,369,738	9,052,454	3,706,379	-	-	16,399,331	11,289,213	258,360	221,511	566,731	172,095	7,123,897	2,054,913
1st quarter 2003/2002 financial period	-	-	-	-	3,477	13,990	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2003/2002 financial period	-	-	-	-	47,768	361,741	-	-	-	-	-	-	-	-	-	18,110	-	-
3rd quarter 2003/2002 financial period	-	-	-	-	399,455	360,344	-	-	-	-	-	-	-	-	-	-	-	-
4th quarter 2003/2002 financial period	-	-	-	-	143,176	1,213,361	-	-	-	-	-	-	-	-	1,763	-	-	-
1st quarter 2004/2003 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,211	-	-
2nd quarter 2004/2003 financial period	-	-	-	-	56,319	38,348	-	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2004/2003 financial period	-	-	-	-	350,000	350,000	-	-	-	-	-	-	-	-	-	-	-	-
4th quarter 2004/2003 financial period	-	-	-	-	-	-	-	240,000	-	-	-	-	-	-	-	-	-	-
1st quarter 2005/2004 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2005/2004 financial period	-	-	-	-	53,395	45,250	-	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2005/2004 financial period	-	-	-	-	350,000	350,000	-	-	-	-	-	-	-	-	-	-	-	-
4th quarter 2005/2004 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2006/2005 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2006/2005 financial period	-	-	-	-	298,007	53,395	-	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2006/2005 financial period	-	-	-	-	-	350,000	-	-	-	-	-	-	-	-	-	-	-	-
4th quarter 2006/2005 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2007/2006 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2007/2006 financial period	-	-	-	-	-	298,007	-	-	-	-	-	-	-	-	-	-	-	-
Overdue	-	-	108,732	108,732	-	11,647	-	-	-	-	-	-	453	-	6,897	5,032	-	-
With no stated term	479,284	45,020,526	-	-	2,867,547	7,298,916	14	-	-	50,000	-	-	-	-	-	-	-	-
Total	479,284	45,020,526	16,910,452	3,484,996	8,347,536	14,114,737	9,052,468	3,946,379	-	50,000	16,399,331	11,289,213	258,813	221,511	575,391	197,448	7,123,897	2,054,913

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Notes payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
At fixed interest rate	-	-	-	-	1,792,246	2,127,173	240,000	240,000	-	-	15,751,622	11,211,361	-	-	-	-	-	-
At variable interest rate	479,284	9,587,887	-	-	1,625,665	3,067,498	-	-	-	-	-	-	-	-	-	-	-	-
Non-interest bearing	-	35,432,639	16,910,452	3,484,996	4,929,625	8,920,066	8,812,468	3,706,379	-	50,000	647,709	77,852	258,813	221,511	575,391	197,448	7,123,897	2,054,913
Total	479,284	45,020,526	16,910,452	3,484,996	8,347,536	14,114,737	9,052,468	3,946,379	-	50,000	16,399,331	11,289,213	258,813	221,511	575,391	197,448	7,123,897	2,054,913

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the periods ended March 31, 2002 and 2001

(Notes 1, 2, 3 and 4)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation: Rate %	Depreciation: Accumulated at the beginning of the period Pesos	Depreciation: Decrease of the period Pesos	Depreciation: Current period Amount Pesos	Depreciation: Accumulated at the end of period Pesos	Net carrying value at March 31, 2002 Pesos	Net carrying value at March 31, 2001 Pesos
Real estate	61,473,882	33,391	2,926,715	58,580,558	-	-	-	-	-	58,580,558	61,133,829
Wire fences	2,442,346	-	46,667	2,395,679	3	472,670	3,813	56,339	525,196	1,870,483	1,965,435
Watering troughs	1,935,006	973	47,185	1,888,794	3	295,824	4,342	42,200	333,682	1,555,112	1,475,746
Alfalfa fields and meadows	1,654,141	282,851	233,765	1,703,227	13-25-50	869,277	81,367	229,724	1,017,634	685,593	863,739
Buildings and constructions	3,738,972	-	357,733	3,381,239	2	1,203,634	28,618	45,153	1,220,169	2,161,070	2,465,097
Machinery	6,085,491	-	188,470	5,897,021	10	2,698,058	117,064	269,393	2,850,387	3,046,634	3,757,797
Vehicles	553,436	-	18,653	534,783	20	274,947	13,355	77,286	338,878	195,905	301,022
Tools	86,637	2,171	3,071	85,737	10	44,912	2,934	4,999	46,977	38,760	41,732
Furniture and equipment	1,616,505	27,624	60,325	1,583,804	10	868,789	44,881	182,850	1,006,758	577,046	797,676
Breeding livestock	218,117	-	36,540	181,577	20	181,674	36,540	26,732	171,866	9,711	46,295
Corral and leading lanes	275,713	-	14,168	261,545	3	37,894	5,739	6,427	38,582	222,963	219,573
Roads	546,041	3,540	-	549,581	10	213,153	-	37,266	250,419	299,162	309,766
Facilities	3,037,412	19,192	98,710	2,957,894	10-20-33	796,391	38,154	149,938	908,175	2,049,719	2,019,534
Planes	4,755	-	-	4,755	10	4,755	-	-	4,755	-	-
Silo plants	548,518	-	-	548,518	2	60,455	-	7,948	68,403	480,115	278,717
Constructions in progress	927,062	91,538	-	1,018,600	-	-	-	-	-	1,018,600	1,653,814
Advances to suppliers	50,659	9,975	4,635	55,999	-	-	-	-	-	55,999	50,659
Total at March 31, 2002	85,194,693	471,255	4,036,637	81,629,311		8,022,433	376,807	1,136,255	8,781,881	72,847,430	-
Total at March 31, 2001	90,778,368	1,294,797	6,912,300	85,160,865		7,560,306	987,930	1,208,058	7,780,434		77,380,431

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

For the periods ended March 31, 2002 and 2001

(Notes 1, 2, 3 and 4)

Schedule B

Principal Account	Value at the beginning of the period Pesos	Additions Pesos	Value at the end of period Pesos	Amortization: Accumulated at the beginning of period Pesos	Amortization: Current period Rate %	Amortization: Current period Amount Pesos	Amortization: Accumulated at the end of period Pesos	Net carrying value at March 31, 2002 Pesos	Net carrying value at March 31, 2001 Pesos
Futuros y Opciones.Com S.A. Goodwill	1,501,786	-	1,501,786	300,357	20.00	225,267 (1)	525,624	976,162	1,340,881
Development expenditures	642,155	-	642,155	53,513	33.33	160,539 (2)	214,052	428,103	642,155
Brands and patents	8,623	-	8,623	-		-	-	8,623	8,623
Total at March 31, 2002	2,152,564	-	2,152,564	353,870		385,806	739,676	1,412,888	-
Total at March 31, 2001	1,671,915	480,649	2,152,564	-	-	160,905	160,905		1,991,659

(1) The amortization of the period is included in loss from related companies, in the Consolidated Statements of Income.

(2) The destiny of the amortization of the period is included in the Consolidated Schedule H.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the periods ended March 31, 2002 and 2001

(Notes 1, 2, 3 and 4)

Schedule C

Type and characteristics of the securities	Amount	Value at March 31, 2002 Pesos	Value at March 31, 2001 Pesos	Market value	INFORMATION ON THE ISSUER: Principal activity	Latest financial statements: Capital Pesos	Income/loss for the period Pesos	Shareholders' Equity Pesos
Current Investments								
Mutual Funds								
Fondo Letes Banco Francés	11,725	1,063	-	0.090661				
Fondo Letes Banco Río	1,891	2,966	-	1.568482				
Fondo plazo fijo Banco Río en dólares	1,777	2,755	-	1.550366				
Banco Francés en dólares		-	15,590					
Banco Provincia Buenos Aires en dólares		-	8,404					
Superfondo Banco Río en dólares		-	13,024					
Fondo Quantum Dolphin en dólares		-	9,550,869					
		6,784	9,587,887					
Notes								
Bocon Pro 1	1,500,000	472,500	-	0.315000				
		472,500	-					
Shares								
IRSA		-	19,710,695					
ADRs IRSA		-	15,721,944					
		-	35,432,639					
Total current investments		479,284	45,020,526					
Non-current investments								
Related companies Law 19,550. Article 33								
AGRO-URANGA S.A.				no cotiza	Agricultural and livestock	2,500,000	1,979,481	7,196,514
Shares	891,400	2,564,712	1,916,330					
Contribution on account of future subscriptions of shares		3,581	3,581					
Higher value of property		5,030,506	5,030,506					
		7,598,799	6,950,417					
CACTUS ARGENTINA S.A.				no cotiza	Exploitation and administration of agricultural and beef cattle products	1,300,000	(383,056)	1,627,488
Shares	650,000	19,601	250,087					
Contribution on account of future subscriptions of shares		794,144	794,144					
		813,745	1,044,231					
IRSA Inversiones y Representaciones S.A.								
Shares	41,168,140	29,094,164	-	cotiza	Real state	211,999,273	(340,943,000)	149,822,000
Higher value		29,208,816	-					
		58,302,980	-					
	Subtotal	66,715,524	7,994,648					
Others								
Coprolán		9,433	9,433	no cotiza		-	-	-
	Subtotal	9,433	9,433					
Total non-current investments		66,724,957	8,004,081					

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and provisions

For the periods ended March 31, 2002 and 2001

(Notes 1, 2, 3 and 4)

Schedule E

Item	Opening balances Pesos	Increases Pesos (1)	Value at March 31, 2002 Pesos	Value at March 31, 2001 Pesos
Deducted from asset				
Defaulting debtors	539,863	60,000	599,863	528,711
Total at March 31, 2002	539,863	60,000	599,863	-
Total at March 31, 2001	493,711	35,000	-	528,711

(1) The accounting appropriation is included in Schedule H

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of sales

For the periods ended March 31, 2002 and 2001

(Notes 1, 2, 3 and 4)

Schedule F

	Crops		Beef cattle		Milk		Others		Total			
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001	March 31, 2002		March 31, 2001	
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos	
Inventories at the beginning of the period												
Beef cattle	-	-	28,429,894	30,909,054	1,956,135	2,181,683	-	-	30,386,029		33,090,737	
Crops	5,645,137	9,479,104	-	-	-	-	-	-	5,645,137		9,479,104	
Unharvested crops	702,620	479,233	-	79,108	-	-	-	-	702,620		558,341	
Seeds and fodder	-	-	112,836	109,360	87,524	3,712	-	120,251	200,360		233,323	
Materials	1,061,323	899,638	5,609	31,438	7,103	24,437	213,613	229,406	1,287,648		1,184,919	
	7,409,080	10,857,975	28,548,339	31,128,960	2,050,762	2,209,832	213,613	349,657		38,221,794		44,546,424
Holding results	4,102,331	-	490,058	(71,312)	1,237	1,864	-	-		4,593,626		(69,448)
Commodities market results	(229,864)	(584,271)	-	-	-	-	-	-		(229,864)		(584,271)
Transfer of Inventories to expenses	(57,154)	-	(10,148)	(97,943)	-	-	-	-		(67,302)		(97,943)
Transfer of Inventories to fixed assets	(109,239)	(78,570)	(4,471)	(16,055)	-	-	(11,651)	(6,545)		(125,361)		(101,170)
Transfer of Unharvested crops to expenses	(4,116,489)	(2,729,807)	(788,393)	(87,864)	(78,843)	(75,408)	(141,527)	(221,693)		(5,125,252)		(3,114,772)
Recovery of Inventories	-	-	266,669	179,933	(266,669)	(179,933)	-	-		-		-
Purchases	8,599,361	7,558,284	407,653	1,312,950	94,815	148,464	292,226	414,204		9,394,055		9,433,902
Operating expenses (Schedule H)	5,168,892	3,462,165	4,401,725	4,705,333	1,039,558	1,128,384	648,772	438,161		11,258,947		9,734,043
Less:												
Inventories at the end of the period												
Beef cattle	-	-	(26,309,991)	(31,013,728)	(1,531,848)	(2,270,392)	-	-	(27,841,839)		(33,284,120)	
Crops	(2,743,724)	(2,816,074)	-	(8,220)	-	-	-	-	(2,743,724)		(2,824,294)	
Unharvested crops	(5,836,012)	(5,304,021)	-	-	-	-	-	-	(5,836,012)		(5,304,021)	
Seeds and fodder	(372,137)	-	(303,219)	(132,707)	(47,701)	(46,316)	-	-	(723,057)		(179,023)	
Materials	(1,733,316)	(742,830)	(8,270)	-	(6,992)	(4,372)	(191,269)	(244,597)	(1,939,847)	(39,084,479)	(991,799)	(42,583,257)
Cost of Sales	10,081,729	9,622,851	6,689,952	5,899,347	1,254,319	912,123	810,164	729,187		18,836,164		17,163,508

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

For the periods ended March 31, 2002 and 2001

(Notes 1, 2, 3 and 4)

Schedule G

Item	March 31, 2002 Type and amount of foreign currency	March 31, 2002 Current exchange rate Pesos	March 31, 2002 Amount in local currency Pesos	March 31, 2001 Type and amount of foreign currency	March 31, 2001 Amount in local currency Pesos
Current Asset					
Cash and banks	US$ 5,792	2.900	16,798	US$ 519,052	519,052
Investments:					
Mutual funds	US$ -		-	US$ 9,587,887	9,587,887
ADRs IRSA	US$ -		-	US$ 15,721,944	15,721,944
Trade accounts receivable					
Accounts receivable	US$ 2,639,801	2.900	7,655,424	US$ -	-
Other receivables and prepaid expenses:					
Secured by mortgages	US$ -	2.900	-	US$ 2,287,617	2,287,617
Guarantee deposits	US$ 568,541	2.900	1,648,769	US$ 1,185,693	1,185,693
Others	US$ -		-	US$ 22,267	22,267
Non-Current Asset					
Other receivables and prepaid expenses:					
Secured by mortgages	US$ -		-	US$ 2,689,552	2,689,552
Others	US$ -		-	US$ 95,430	95,430
Subsidiaries and related companies Law 19,550					
Cactus Argentina S.A.	US$ -		-	US$ 204,170	204,170
Total Asset	US$ 3,214,134		9,320,991	US$ 32,313,612	32,313,612
Current liabilities					
Trade payables:					
Suppliers	US$ 1,415,972	3.000	4,247,917	US$ -	-
Notes	US$ -		-	US$ 509,477	509,477
Bank loans	US$ 396,950	3.000	1,190,851	US$ 11,289,213	11,289,213
Non-current liabilities					
Trade payables:					
Notes	US$ -		-	US$ 240,000	240,000
Other					
Accrual for other expenses	US$ 853,473	3.000	2,560,418	US$ -	-
Total Liabilities	US$ 2,666,395		7,999,186	US$ 12,038,690	12,038,690

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods ended March 31, 2002 and 2001

(Notes 1, 2, 3 and 4)

Schedule H

Items	Total March 31, 2002 Pesos	Operating Expenses					Expenses		Total March 31, 2001 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos	
Directors´ fees	131,640	-	-	-	-	-	-	131,640	237,600
Fees and payments for services	694,114	216,339	101,768	66,918	18,941	28,712	-	477,775	826,310
Salaries and wages	2,857,815	1,645,104	248,801	881,367	277,329	237,607	14,310	1,198,401	2,892,116
Social security contributions	288,670	147,922	34,971	84,304	17,993	10,654	-	140,748	465,954
Taxes, rates and contributions	223,745	213,101	68,863	118,823	17,128	8,287	-	10,644	304,104
Office and administrative expenses (1)	41,456	29,096	-	4,993	-	24,103	-	12,360	321,514
Bank commissions and expenses	21,504	19,656	1,702	12,477	855	4,622	-	1,848	10,795
Depreciation of fixed assets	1,136,256	977,610	326,387	497,336	123,183	30,704	-	158,646	1,208,058
Vehicle and travelling expenses	165,515	137,874	38,411	75,135	16,190	8,138	4,179	23,462	242,274
Spare parts and repairs	320,818	320,818	135,945	135,067	37,076	12,730	-	-	471,401
Insurance	45,767	19,623	6,758	9,173	2,724	968	-	26,144	35,900
Employees´ maintenance	108,629	80,477	20,712	47,813	10,137	1,815	-	28,152	115,602
Amortization of intangible assets	160,539	160,539	-	-	-	160,539	-	-	-
Livestock expenses (2)	3,005,685	2,379,443	-	2,379,443	-	-	626,242	-	2,816,789
Dairy farm expenses	483,653	483,653	-	-	483,653	-	-	-	575,981
Agricultural expenses	6,126,211	4,039,978	4,039,978	-	-	-	2,086,233	-	4,780,882
Silo expenses	103,293	103,293	103,293	-	-	-	-	-	56,031
Coal expenses	331,899	69,532	-	-	-	69,532	262,367	-	416,360
Firewood expenses	61,237	34,905	-	-	-	34,905	26,332	-	22,991
FyO expenses	7,911	7,911	-	-	-	7,911	-	-	144,260
General expenses	392,870	172,073	41,303	88,876	34,349	7,545	-	220,797	310,692
Defaulting debtors	60,000	-	-	-	-	-	60,000	-	35,000
Total at March 31, 2002	16,769,227	11,258,947	5,168,892	4,401,725	1,039,558	648,772	3,079,663	2,430,617	
Total at March 31, 2001	-	9,734,043	3,462,165	4,705,333	1,128,384	438,161	3,687,330	2,869,241	16,290,614

(1) Includes operations with Subsidiaries and related companies Article 33, Law 19.550, IRSA Inversiones y Representaciones Sociedad Anónima for Ps. 56,000 as of March 31, 2002 and Ps. 168,000 as of March 31, 2001.

(2) Includes operations with Subsidiaries and related companies Article 33, Law 19.550, Cactus Argentina S.A. for Ps. 21,000 as of March 31, 2002 and Ps. 9,188 as of March 31, 2001.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as at March 31, 2002 and 2001
(historical currency)

	March 31, 2002 (Notes 1, 2, and 3) Pesos	March 31, 2001 (Notes 1, 2, and 3) Pesos		March 31, 2002 (Notes 1, 2, and 3) Pesos	March 31, 2001 (Notes 1, 2, and 3) Pesos
ASSETS			**LIABILITIES**		
Current Assets			**Current Liabilities**		
Cash and banks (Note 8.a.)	1,263,001	2,278,383	Trade accounts payables (Note 8.f.)	9,037,214	3,491,989
Investments (Note 8.b.)	479,284	45,020,526	Bank loans (Note 8.g.)	16,399,331	11,284,507
Trade accounts receivable (Note 8.c.)	16,455,976	2,864,555	Salaries and social security payable (Note 8.h.)	241,334	188,436
Other receivables and prepaid expenses (Note 8.d.)	7,085,952	8,501,865	Taxes payable (Note 8.i.)	557,348	160,096
Inventories (Note 8.e.)	17,130,444	15,652,984	Other (Note 8.j.)	7,042,706	1,996,055
Total Current Assets	42,414,657	74,318,313	**Total Current Liabilities**	33,277,933	17,121,083
Non-Current Assets					
Other receivables and prepaid expenses (Note 8.d.)	1,278,841	5,925,269	**Non-Current Liabilities**		
Inventories (Note 8.e.)	20,807,074	25,516,009	Trade payables (Note 8.f.)	-	240,000
Investments (Note 8.b.)	72,778,759	13,785,539	**Total Non-Current Liabilities**	-	240,000
Fixed assets, net (Schedule A)	69,704,158	74,141,154	**Total liabilities**	33,277,933	17,361,083
Intangible assets (Schedule B)	976,162	1,340,881			
Total Non-Current Assets	165,544,994	120,708,852	**SHAREHOLDERS' EQUITY (as per corresponding statement)**	174,681,718	177,666,082
Total Assets	207,959,651	195,027,165	**Total Liabilities and Shareholders' Equity**	207,959,651	195,027,165

The accompanying notes and schedules are an integral part of these financial statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Income Statement

For the periods ended March 31, 2002 and 2001
(historical currency)

	March 31, 2002 (Notes 1, 2, and 3) Pesos	March 31, 2001 (Notes 1, 2, and 3) Pesos
Sales		
Crops	16,241,746	13,312,079
Beef cattle	9,214,007	8,886,617
Milk	865,982	843,160
Other	5,006	110,568
Total Sales	26,326,741	23,152,424
Less: Gross sales taxes	(174,111)	(143,174)
Net sales	26,152,630	23,009,250
Cost of sales (Schedule F)		
Crops	(10,081,729)	(9,622,851)
Beef cattle	(6,529,719)	(5,582,617)
Milk	(1,254,319)	(912,123)
Other	(3,051)	(67,366)
Total cost of sales	(17,868,818)	(16,184,957)
Gross income	**8,283,812**	**6,824,293**
Selling expenses (Schedule H)	(2,753,543)	(3,208,384)
Administrative expenses (Schedule H)	(2,334,787)	(2,724,651)
Gains from fixed assets sales (Note 11)	2,010,142	2,690,828
Gain (loss) from inventory holdings (Schedule F)	4,588,057	(73,955)
Operating income	**9,793,681**	**3,508,131**
Financial Results (Note 8.k.)		
Financial (loss) gain generated by assets	(1,481,879)	748,226
Financial loss generated by liabilities	(8,533,628)	(238,457)
Other expense:		
Donations	-	(102,661)
Others	(227,945)	(33,880)
Gain (loss) from related companies	157,497	(269,547)
Management fees (Note 7)	-	(228,135)
(Loss) income before income tax	**(292,274)**	**3,383,677**
Income tax expense (Note 6)	(832,953)	(1,330,463)
Net (loss) income for the period	**(1,125,227)**	**2,053,214**

The accompanying notes and schedules are an integral part of these financial statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders' Equity for the periods ended March 31, 2002 and 2001
(historical currency)

Items	Shareholders´contributions					Legal reserve	Retained earnings	Total at March 31, 2002	Total at March 31, 2001
	Common stock (Note 4) Pesos	Treasury stock (Note 4) Pesos	Inflation adjustment of Common stock Pesos	Paid-in capital Pesos	Total Pesos	Pesos	Pesos	Pesos	Pesos
Balances at the beginning of the period	119,669,749	4,614,643	7,984,340	40,879,962	173,148,694	2,464,174	3,834,473	179,447,341	176,899,626
Subscription of treasury stock (Note 12)	2,353	(2,353)					2,353	2,353	
Appropriation of profits resolved by Shareholders' Meeting held on October 19, 2001									
Increase in legal reserve						191,724	(191,724)	-	
Cash dividends							(3,642,749)	(3,642,749)	(1,286,758)
Net (loss) income for the period							(1,125,227)	(1,125,227)	2,053,214
Balances at March 31, 2002	119,672,102	4,612,290	7,984,340	40,879,962	173,148,694	2,655,898	(1,122,874)	174,681,718	
Balances at March 31, 2001	119,669,749	4,614,643	7,984,340	40,879,962	173,148,694	2,464,174	2,053,214		177,666,082

The accompanying notes and schedules are an integral part of these financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

For the periods ended March 31, 2002 and 2001

NOTE 1: MERGER OF CONTROLLED COMPANIES.

On September 29, 2000, the Board of Directors of the Company, pursuant to the provisions set forth in Section 83, subsection 1º of Law 19,550, decided the merger of the companies "Agro Riego San Luis S.A." and "Colonizadora Argentina S.A." in CRESUD S.A.C.I.F. y A., effective as from July 1st, 2000.

To date, the merger formalities are pending approval by the Argentine control authorities.

NOTE 2: PRESENTATION OF FINANCIAL STATEMENTS

As required by General Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, the financial statements herein have been prepared pursuant to the valuation and disclosure criteria outlined in Technical Resolutions N° 5,6,8,9,10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences, and following the manner established by the aforementioned Resolutions.

Pursuant to Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, restatement of financial statements as from September 1, 1995 has been discontinued. No adjustments have been applied since such date.

Pursuant to Resolution N° 3/2002 of the Professional Council of Economic Sciences of the City of Buenos Aires, as from January 1, 2002 financial statements should consider the effects of variations in the purchasing power of the currency according to the proceedings set forth in Technical Resolution N° 6 of the Argentine Federation of Professional Councils of Economic Sciences, modified by Technical Resolution N° 19 of the same Federation.

The present financial statements have been prepared according to the valuation criteria established by the Argentine Securities and Exchange Commission. Such criteria differ from professional accounting standards, mainly for not considering the effects of inflation.

Following are relevant data of the financial statements of the company as of March 31, 2002 and 2001 considering the effects of inflation:

	March 31, 2002	March 31, 2001
Total Assets	243,655,938	257,429,633
Total Liabilities	41,156,848	22,916,075
Shareholders' equity	202,499,090	234,513,558
(Loss) income for the period	(29,559,714)	2,710,177

NOTE 2: (Continued)

Impacts generated by the measures enacted by the Government up to date on the financial statements of the Company as of March 31, 2002 were acknowledged according to evaluations and estimations carried out by the management at the moment of filing. Future results could differ from evaluations and estimations carried out at the moment of preparing the present financial statements. Consequently, decisions based on the present financial statements should consider future evolution of these measures and thè financial statements of the Company should be read at the light of these circumstances.

Financial Statements corresponding to the nine-month period ended March 31, 2002 have not been audited. Management believes that all necessary adjustments have been carried out in order to reflect the results of the period.

The results for the nine-month period ended March 31, 2002 is not necessarily indicative of the results of the company for the whole fiscal year.

NOTE 3: PRINCIPAL VALUATION CRITERIA

The principal valuation criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period, are as follows:

a. Accounting estimates

In connection with the preparation of the financial statements at a given date, the management must make estimates and assessments that have an impact on the asset and liability amounts recorded and the contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as on the income and expenditure recorded for the period.

Management makes estimates, for instance, to calculate the bad debt allowance, depreciation and amortization charges, recoverable value of current and non-current assets, income tax charge and provisions for contingencies at a given date. Nevertheless, the actual future results may differ from the estimates and assessments made when the financial statements at a given date are prepared.

b. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their nominal value of the period.

c. Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the exchange rate prevailing at March 31, 2002.

NOTE 3: (Continued)

d. Current investments

Mutual funds, notes and corporate bonds have been valued at their quotation value at the balance sheet date.

The Company's investments in IRSA shares have been valued at their market value as of March 31, 2001 (see Note 3.f.).

e. Inventories

1. Livestock for raising and grazing have been stated at their market value at the balance sheet date, net of estimated sale expenses. The livestock for dairy production and other purposes not related to its sale over the next twelve months have been stated at their replacement cost.
2. Crops:at their quoted market value at the end of the period, less estimated sale expenses.
3. The remaining inventories are valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values.

f. Non-current investments

1. Long-term investments in related companies

They are valued in accordance with the equity method pursuant to Technical Resolution N° 5 of the Argentine Federation of Professional Councils of Economic Sciences.

Holdings in related companies are as follows:

COMPANIES	PERCENTAGE OF VOTING SHARES OWNED AT MARCH 31, 2002
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.66
IRSA Inversiones y Representaciones Sociedad Anónima	19.42

The consolidated financial statements, as complementary information as of March 31, 2002 and 2001, include Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A.

NOTE 3: (Continued)

As of March 31, 2002 the Company values its equity interest in IRSA Inversiones y Representaciones Sociedad Anónima shares according to the equity method of accounting. This decision is due to the recent economic changes and its impact on the financial markets which have altered the original budgets for these investments; therefore valuations and present conditions lighten a permanent investment opportunity increasing the possibility of achieving considerable profit in the long term. As a consequence a positive goodwill was originated, which will be amortised in a 20 year-term, and it is registered under Investments.

2. Investments in notes and other securities

The remaining investments correspond to non-listed securities and have been valued at their historical cost.

g. Fixed assets

- Purchase values

  Fixed assets acquired through August 31, 1995 are carried at restated cost. Fixed assets acquired subsequent to August 31, 1995 are valued at historical cost.

- Depreciation

  It has been determined following the straight-line method based on the estimated useful lives of the assets.

- The carrying value

  The carrying value of such fixed assets does not exceed their recoverable values.

h. Intangible Assets

The goodwill corresponding to the purchase of the subsidiary company "Futuros y Opciones.Com S.A." is valued at its acquisition cost, which was calculated as the difference between the amount paid for said investment and the equity value thereof calculated at the time said company was purchased.

Amortization is determined based on the estimated useful life of the goodwill, which shall be five years.

i. Loans with local financial institutions (Note 8.g.)

Financial liabilities in US currency, according to our legal counsellors advice, are included within the provisions of Decree 214 of February 3, 2002 and are not subject to the exceptions established by means of Decree 410 dated March 1, 2002; therefore, these liabilities have been valued at a $1 to US$ 1 rate.

NOTE 3: (Continued)

j. Shareholders' equity

The activity in shareholders' equity up to August 31, 1995 has been adjusted for inflation up to that date.

Activity in the aforementioned accounts since August 31, 1995 is disclosed in the purchasing power of the period to which it corresponds.

k. Results for the period

Results for the period are disclosed in nominal value of the period to which they correspond.

Financing results are disclosed broken into those generated by assets and liabilities.

l. Revenue recognition

The Company records revenue when products to its customers are delivered.

NOTE 4: CAPITAL STOCK

a. Capital status

The activity in the Company's shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Capital stock at June 30, 1999	126,000,000	124,284,392	124,284,392
Pursuant to a decision made on March 3, 1999, the Company's Board decided to cancel the balance pending subscription and payment.	(1,715,608)	-	-
Capital stock as at March 31, 2002	124,284,392	124,284,392	124,284,392

At March 31, 2002 the share capital consisted of 124,284,392 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, of which 119,669,749 shares were outstanding and 4,614,643 shares had been purchased by the Company.

NOTE 4: (Continued)

b. Use of the proceeds of the last capital subscription

In line with the provisions of Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, the Company used the proceeds of its last capital increase for expanding its agricultural and livestock transactions by endowing the farms it currently owns with technology, as well as for purchasing new farms and establishments and trading in agricultural and livestock products. At March 31, 2002 the funds not yet invested were included in current investments.

NOTE 5: **FUTURES**

At March 31, 2002 the Company had arranged futures and options on the futures market as follows (see Note 1 to the Consolidated Financial Statements):

FUTURES - SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Sunflower – sell	1,800	208.14	374,652
Corn - sell	22,800	91.09	2,076,852
Soybean - sell	11,300	154.97	1,751,161
Wheat – purchase	1,200	103.42	124,104

OPTIONS – PURCHASE CALL - SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	3,700	92.97	14,544
Soybean	8,500	163.94	37,656

OPTIONS – SELL CALL - SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	8,100	171.74	(22,176)

OPTIONS – PURCHASE PUT - SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Sunflower	1,900	207.89	9,750

NOTE 5: (Continued)

OPTIONS – PUT SELL – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Sunflower	5,700	163.12	(25,529)
Corn	4,600	88.00	(13,800)

FUTUROS – C.B.O.T. – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Soybean – purchase	9,520	178.21	1,696,559
Soybean oil -purchase	816	361.54	295,017

OPTIONS – C.B.O.T. - CALL PURCHASE– SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	35,687	94.48	151,442

At March 31, 2001 the Company had arranged futures and options on the futures market as follows:

FUTURES –SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Total amount US$
Sunflower – purchase	18,600	166.18	3,090,948
Corn – purchase	14,300	98.01	1,401,543
Corn - sell	2,900	88.51	256,679
Soybean – sell	6,200	167.46	1,038,252
Wheat – purchase	5,600	114.62	641,872
Wheat – sell	8,100	132.93	1,076,733

OPTIONS – CALL PURCHASE – SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	30,300	183.93	157,534
Wheat	7,600	136.00	28,450

NOTE 5: (Continued)

OPTIONS – PUT PURCHASE – SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	3,600	157.56	28,760

OPTIONS – CALL SELL – SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	1,300	169.38	(2,913)

FUTURES – CBOT - SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn – sell	17,018	87.56	1,490,096
Soybean – sell	24,480	162.83	3,986,078

OPTIONS – CALL PURCHASE – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	10,100	100.00	47,388
Wheat	9,700	121.82	25,158

FUTURES – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Wheat - sell	680	117.76	80,077

(1) Strike price without deducting expenses.
(2) Premiums paid (collected).

NOTE 6: **INCOME TAX AND TAX ON MINIMUM HYPOTHETICAL INCOME**

a) The Company determines the Income Tax charge at the prevailing rate of 35% on the estimated taxable net income, without considering the effect of temporary differences between the accounting and tax-purpose results. At March 31, 2002 the Company has registered a charge for Ps. 832,953.

NOTE 6: (Continued)

b) Pursuant to Decree Nº 935, published in the Official Gazette on July 25, 2001, the Company is 100% exempt from the Tax on Minimum Notional Income created by Law No. 25,063, published in the Official Gazette on December 30, 1998, applicable for fiscal years ended as from December 31, 1998. This tax is calculated at 1% of the Company's assets, determined on the basis of tax criteria.

The Company has not registered provision, by said tax, for this period, due to the exemption in force. Credit tax pertaining to previous years is registered in Other Current Tax Receivables, being computable said amount on account of the Income Tax. The balance of this account as of March 31, 2002 amounts to Ps. 1,771,071, and is stated net of the Income Tax provision.

NOTE 7: **MANAGEMENT AGREEMENT**

The Company signed a management agreement with Consultores Asset Management S.A. (formerly, Consultores de Inversiones Bursátiles y Financieras S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

The financial statements at March 31, 2002 include an accrual for an amount of Ps. 27,556 for this concept, not corresponding any charge for this period.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Consultores Asset Management S.A., the above- mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Article N° 271 of Law Nº 19,550.

NOTE 8: **Details of balance sheet and income statement accounts**

a. Cash and banks

	March 31,	
	2002 Pesos	2001 Pesos
Cash	90,918	79,608
Foreign currency (Schedule G)	5,881	2,028
Patacones currency	2,047	-
Lecop currency	3,870	-
Local currency checking account	718,917	1,107,434
Patacones currency checking account	17,837	-
Lecop currency checking account	156,091	-
Foreign currency checking account (Schedule G)	10,917	56,668
Local currency saving account	4,372	16,026
Foreign currency saving account	-	460,356
Checks to be deposited	239,978	556,263
Patacones checks to be deposited	12,173	-
	1,263,001	2,278,383

b. Investments

	March 31,	
	2002 Pesos	2001 Pesos
Current		
Schedule C	479,284	45,020,526
	479,284	45,020,526
Non-Current		
Schedule C	72,778,759	13,785,539
	72,778,759	13,785,539

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8 (Continued)

c. Trade accounts receivable

	March 31,	
	2002 Pesos	2001 Pesos
Current		
Accounts receivable in local currency	9,319,445	3,374,418
Accounts receivable in foreign currency (Schedule G)	7,655,424	-
Less:		
Provision for defaulting debtors	(599,863)	(509,863)
	16,375,006	2,864,555
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	4,970	-
IRSA Inversiones y Representaciones Sociedad Anónima	76,000	-
	16,455,976	2,864,555

d. Other receivables and prepaid expenses

	March 31,	
	2002 Pesos	2001 Pesos
Current		
Tax prepayments	162,933	2,640,596
Tax on Minimum Hypothetical Income (Note 6)	1,771,071	-
Secured by mortgage and under legal proceedings	1,843,290	2,228,410
Guarantee deposits (Schedule G)	1,648,769	1,185,693
Surety bonds received	375,279	375,279
Other	328,447	334,550
Prepaid expenses	173,070	264,460
Prepaid leases	157,004	715,921
Subsidiaries and related companies Law 19,550 Article 33:		
Futuros y Opciones.Com S.A.	297,206	714,570
Cactus Argentina S.A.	213,815	6,047
Inversiones Ganaderas S.A.	115,068	36,339
	7,085,952	8,501,865
Non-current		
Secured by mortgage	1,107,721	2,675,756
Other	95,430	95,430
Prepaid leases	75,690	180,000
Tax on Minimum Hypothetical Income	-	2,769,913
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	-	204,170
	1,278,841	5,925,269

NOTE 8 (Continued)

e. Inventories

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Livestock	5,110,576	6,138,904
Crops	2,743,724	2,816,074
Unharvested crops	5,836,012	5,297,952
Seeds and fodder	723,057	179,023
Materials and others	1,855,632	862,490
Advances to suppliers	861,443	358,541
	17,130,444	15,652,984

	March 31, 2002 Pesos	March 31, 2001 Pesos
Non-Current		
Livestock	20,807,074	25,509,940
Unharvested crops	-	6,069
	20,807,074	25,516,009

f. Trade accounts payables

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Suppliers in local currency	4,160,730	2,837,299
Suppliers in foreign currency (Schedule G)	4,247,917	-
Notes	484,696	509,477
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	88,871	145,213
IRSA Inversiones y Representaciones Sociedad Anónima	55,000	-
	9,037,214	3,491,989
Non-current		
Notes	-	240,000
	-	240,000

NOTE 8 Continued

g. Loans

	March 31,	
	2002	2001
Current	Pesos	Pesos
Local financial loans (Note 3.i.) (1)	15,208,480	6,653,214
Foreign financial loans (Schedule G) (1)	1,190,851	4,631,293
	16,399,331	11,284,507

(1) Includes a Ps. 3.1 million loan garanteed by 15,257,554 IRSA common shares

h. Salaries and social security payable

	March 31,	
	2002	2001
Current	Pesos	Pesos
Salaries payable	106,472	97,032
Social security administration	98,269	57,035
Health care scheme	23,660	22,971
Other	12,933	11,398
	241,334	188,436

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8 Continued

i. **Taxes payable**

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Value Added Tax	373,383	-
Property tax payable	167,641	133,947
Taxes withheld for income tax	14,397	20,449
Taxes withheld-Gross sales taxes	1,927	5,700
	557,348	160,096

j. **Other**

	March 31, 2002 Pesos	March 31, 2001 Pesos
Current		
Accrual for other expenses (Schedule G)	4,627,621	1,826,043
Advances received	2,231,800	-
Accrual for Directors´Fees	131,640	237,600
Advances to Directors	(88,581)	(193,985)
Accrual for harvest expenses	107,153	98,262
Accrual for Management fees	27,556	28,135
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	5,517	-
	7,042,706	1,996,055

NOTE 8 Continued

k. Financial results

	March 31, 2002 Pesos	March 31, 2001 Pesos
Generated by assets:		
Exchange differences and discounts	4,791,616	(84,692)
Interest income	239,143	647,890
Reference stabilitation index (CER)	125,780	-
Tax on debts and credits	(230,541)	-
Holding results and operations of stocks and bonds	(6,407,877)	185,028
	(1,481,879)	748,226
Generated by liabilities		
Interest expense		
Subsidiaries and related companies Law 19,550 Article 33:		
IRSA Inversiones y Representaciones Sociedad Anónima	(216,000)	-
Others	(1,369,842)	(220,856)
Reference stabilitation index (CER)	(565,200)	-
Debt tax	-	(18,896)
Exchange differences and discounts	(6,382,586)	1,295
	(8,533,628)	(238,457)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
4th quarter 2002/2001 financial period	-	-	16,347,244	2,755,823	3,760,167	3,333,233	9,037,214	3,491,989	16,399,331	11,284,507	241,334	188,436	557,348	160,096	7,042,706	1,996,055
1st quarter 2003/2002 financial period	-	-	-	-	-	2,100	-	-	-	-	-	-	-	-	-	-
2nd quarter 2003/2002 financial period	-	-	-	-	47,768	327,780	-	-	-	-	-	-	-	-	-	-
3rd quarter 2003/2002 financial period	-	-	-	-	399,455	350,000	-	-	-	-	-	-	-	-	-	-
4th quarter 2003/2002 financial period	-	-	-	-	-	1,190,755	-	-	-	-	-	-	-	-	-	-
1st quarter 2004/2003 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2004/2003 financial period	-	-	-	-	56,319	38,348	-	-	-	-	-	-	-	-	-	-
3rd quarter 2004/2003 financial period	-	-	-	-	350,000	350,000	-	-	-	-	-	-	-	-	-	-
4th quarter 2004/2003 financial period	-	-	-	-	-	-	-	240,000	-	-	-	-	-	-	-	-
1st quarter 2005/2004 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2005/2004 financial period	-	-	-	-	53,395	45,250	-	-	-	-	-	-	-	-	-	-
3rd quarter 2005/2004 financial period	-	-	-	-	350,000	350,000	-	-	-	-	-	-	-	-	-	-
4th quarter 2005/2004 financial period			-	-	-	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2006/2005 financial period			-	-	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2006/2005 financial period	-	-	-	-	298,007	53,395	-	-	-	-	-	-	-	-	-	-
3rd quarter 2006/2005 financial period	-	-	-	-	-	350,000	-	-	-	-	-	-	-	-	-	-
4th quarter 2006/2005 financial period			-	-	-	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2007/2006 financial period			-	-	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2007/2006 financial period	-	-	-	-	-	298,007	-	-	-	-	-	-	-	-	-	-
Overdue	-	-	108,732	108,732	-	-	-	-	-	-	-	-	-	-	-	-
With no stated term	479,284	45,020,526	-	-	3,049,682	7,738,266	-	-	-	-	-	-	-	-	-	-
Total	479,284	45,020,526	16,455,976	2,864,555	8,364,793	14,427,134	9,037,214	3,731,989	16,399,331	11,284,507	241,334	188,436	557,348	160,096	7,042,706	1,996,055

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
At fixed interest rate	-	-	-	-	1,775,824	2,054,170	240,000	240,000	15,751,622	11,225,529	-	-	-	-	-	-
At variable interest rate	479,284	9,587,887	-	-	1,625,665	3,067,498	-	-	-	-	-	-	-	-	-	-
Non-interest bearing	-	35,432,639	16,455,976	2,864,555	4,963,304	9,305,466	8,797,214	3,491,989	647,709	58,979	241,334	188,436	557,348	160,096	7,042,706	1,996,055
Total	479,284	45,020,526	16,455,976	2,864,555	8,364,793	14,427,134	9,037,214	3,731,989	16,399,331	11,284,508	241,334	188,436	557,348	160,096	7,042,706	1,996,055

NOTE 10: RESTRICTIONS ON PROFIT DISTRIBUTIONS

According to the Commercial Companies Law, the by-laws and Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, the Company is required to allocate 5% of the profit for the year, plus or minus prior year adjustments, to the Legal Reserve, until that reserve reaches 20% of the adjusted capital.

NOTE 11: SALE OF PROPERTIES

a. On August 3, 2001 a bill of sale was signed for the farm El Silencio, of 397 hectares, located in the District of Rojas, Province of Buenos Aires. The price for the sale was US$ 1,029,400 (one million twenty nine thousand, four hundred U.S. dollars). This sale generated a profit of Ps. 114,000 (one hundred, fourteen thousand pesos).

b. During the second quarter the bill of sale of four plots of El Coro farm of 10,295 hectares, located in the District of Río Seco, Province of Córdoba, were signed.
In these financial statements only one of these four plots sales is registered, corresponding to a plot of 5,649 hectares which tittle had been executed as of November 20, 2001. The price agreed for this sale was US$ 4,519,200 (four million, five hundred nineteen thousand, two hundred U.S. dollars) and generated a Ps. 1,856,000 (one million, eight hundred fifty six thousand pesos) profit.
On November 7, 2001 the bill of sale of a 867 hectares plot was signed for US$ 693,600 (six hundred ninety three thousand, six hundred U.S. dollars).
On December 12, 2001 the bill of sale of a 1,432 hectares plot was signed for US$ 1,002,400 (one million, two thousand, four hundred U.S. dollars).
On December 28, 2001 the bill of sale of a 2,347 hectares plot was signed for US$ 1,570,000 (one million, five hundred seventy thousand U.S. dollars).

NOTE 12: STOCK OPTION PLAN

As approved at the Extraordinary Shareholders' Meeting held on November 19, 2001 and the Board of Directors' decision dated December 7, 2001, a stock option plan was initiated for the subscription of Company's treasury stock within a period of 30 consecutive days. The stock remaining after the expiration of the 30 day-term will be offered at a price of Ps. 1 plus the interest accrued since the adjudication, at an annual rate of LIBO for deposits at 180 days. Of this remnant two thirds of the options corresponding to the Stock Option Plan will be allocated by the Board of Directors of the Company among certain executive officers. The remaining one third of the options will be allocated by the Board of Directors six months after the initial allocation and up to three months prior to the expiration of the period for exercising the options, among any of the company's employees or executive officers.

NOTE 12: (Continued)

During January 2002, the preferred stock offer was issued for a total of 2,353 shares for a nominal value of Ps. 1 each.

NOTE 13: SUBSCRIPTION OF CONVERTIBLE DEBT SECURITIES

The Annual General and Extraordinary Shareholders' Meeting held on March 8, 2002 approved:

a) The issuance of Common debt securities, non convertible into common shares of the Company ("ONC"), for a nominal value not exceeding US$ 50.000.000 (or their equivalent in other currencies) for a maximum term of five years and a fixed annual interest rate not exceeding 12%.

b) The issuance of Convertible debt securities, convertible into common shares of the Company ("ONC") for a nominal value not exceeding US$ 50.000.000 (or their equivalent in other currencies) for a term of five years or more according to the Board of Directors instructions, and a fixed annual interest rate not exceeding 12% or a variable rate referred to a rate such as LIBO plus a spread not higher than 10%.

c) The subscription option corresponding to the holders of debt securities, with a premium determined by the Board of Directors between 20% and 30% on the conversion price of the debt security, with a value which will remain stable in terms of US dollars and the exercising right will be carried out quarterly, solely for the holders of debt securities who would have exercised their conversion rights.

Net proceeds from the issuance of debt securities will be utilized to integrate the working capital, investments in fixed assets or capital contributions to controlled subsidiaries including IRSA Inversiones y Representaciones Sociedad Anónima and the subscription of Convertible debt securities issued by such company - whose produce is destined to projects or businesses in the Argentine Republic or to refinance or cancel liabilities of the company.

Likewise, it was agreed the delegation to the Board of Directors of the power to negotiate and request the quotation of the issuance of debt securities at the Bolsa de Comercio de Buenos Aires, at the NASDAQ and/or Electronic Open Market and/or any other private or public market or stock exchange in Argentina or abroad.

NOTE 14: SUBSEQUENT EVENTS

On April 15, 2002, the bill of sale of La Sofía farm, of 6,149 hectares, located in the District of Río Cuarto, Province of Córdoba was signed. The price for the sale of the farm was US$ 10,000,000 (ten million dollars). This sale generated an approximate Ps. 19.4 million profit.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Fixed Assets

For the periods ended March 31, 2002 and 2001

(Notes 1, 2 and 3)

Schedule A

						Depreciation						Net carrying value at March 31, 2002	Net carrying value at March 31, 2001
Principal Account	Value at the beginning of the period Pesos	Additions from merger Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Rate %	Accumulated at the beginning of the period Pesos	Additions from merger Pesos	Decrease of the period Pesos	Current period Amount Pesos	Accumulated at the end of period Pesos	Pesos	Pesos
Real estate	59,399,664	-	31,000	2,926,715	56,503,949	-	-	-	-	-	-	56,503,949	59,072,531
Wire fences	2,065,687	-	-	46,667	2,019,020	3	357,106	-	3,813	43,005	396,298	1,622,722	1,699,897
Watering troughs	1,673,776	-	973	47,185	1,627,564	3	261,452	-	4,342	35,179	292,289	1,335,275	1,246,547
Alfalfa fields and meadows	1,444,140	-	282,851	233,765	1,493,226	13-25-50	789,772	-	81,367	211,697	920,102	573,124	727,235
Buildings and constructions	3,627,503	-	-	357,733	3,269,770	2	1,255,990	-	28,618	41,450	1,268,822	2,000,948	2,310,000
Machinery	6,008,977	-	-	188,470	5,820,507	10	2,674,652	-	117,064	262,152	2,819,740	3,000,767	3,694,553
Vehicles	519,059	-	-	18,653	500,406	20	252,644	-	13,355	73,847	313,136	187,270	287,297
Tools	86,637	-	2,171	3,071	85,737	10	44,911	-	2,934	4,999	46,976	38,761	41,732
Furniture and equipment	497,153	-	10,880	32,280	475,753	10	258,522	-	21,169	28,319	265,672	210,081	244,021
Breeding livestock	157,217	-	-	36,540	120,677	20	131,316	-	36,540	18,826	113,602	7,075	33,118
Corral and leading lanes	255,560	-	-	14,168	241,392	3	32,859	-	5,739	5,478	32,598	208,794	204,138
Roads	505,036	-	-	-	505,036	10	196,750	-	-	33,925	230,675	274,361	284,139
Facilities	3,017,652	-	19,192	98,710	2,938,134	10-20-33	819,273	-	38,154	142,872	923,991	2,014,143	1,991,816
Computer equipment	1,016,153	-	16,434	28,045	1,004,542	20	587,976	-	23,712	140,854	705,118	299,424	468,205
Planes	4,755	-	-	-	4,755	10	4,755	-	-	-	4,755	-	-
Silo plants	548,518	-	-	-	548,518	2	60,455	-	-	7,948	68,403	480,115	278,717
Constructions in progress	817,610	-	73,740	-	891,350	-	-	-	-	-	-	891,350	1,506,549
Advances to suppliers	50,659	-	5,340	-	55,999	-	-	-	-	-	-	55,999	50,659
Total at March 31, 2002	81,695,756	-	442,581	4,032,002	78,106,335		7,728,433	-	376,807	1,050,551	8,402,177	69,704,158	-
Total at March 31, 2001	71,602,721	15,804,658	1,119,695	6,871,768	81,655,306		6,304,029	1,043,305	956,571	1,123,389	7,514,152	-	74,141,154

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Intangible Assets
For the periods ended March 31, 2002 and 2001

(Notes 1, 2 and 3)

Schedule B

Principal Account	Value at the beginning of the period Pesos	Additions and/or deductions Pesos	Value at the end of period Pesos	Amortization: Accumulated at the beginning of period Pesos	Amortization: Current period Rate %	Amortization: Current period Amount (1) Pesos	Amortization: Accumulated at the end of period Pesos	Net carrying value at March 31, 2002 Pesos	Net carrying value at March 31, 2001 Pesos
Futuros y Opciones.Com S.A. Goodwill	1,501,786	-	1,501,786	300,357	20	225,267	525,624	976,162	1,340,881
Total at March 31, 2002	1,501,786	-	1,501,786	300,357	-	225,267	525,624	976,162	-
Total at March 31, 2001	1,501,786	-	1,501,786	-	-	160,905	160,905		1,340,881

(1) The amortization of the period is included in Income Statement under item Loss from related companies.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Investments
For the periods ended March 31, 2002 and 2001
(Notes 1, 2 and 3)

Schedule C

Type and characteristics of the securities	Amount	Value at March 31, 2002 Pesos	Value at March 31, 2001 Pesos	Market value	INFORMATION ON THE ISSUER: Principal activity	Latest financial statements: Capital Pesos	Income/loss for the period Pesos	Shareholders' Equity Pesos
Current Investments								
Mutual Funds								
Fondo Letes Banco Francés	11,725	1,063	-	0.090661				
Fondo Letes Banco Río	1,891	2,966	-	1.568482				
Fondo plazo fijo Banco Río en dólares	1,777	2,755	-	1.550366				
Banco Francés en dólares		-	15,590					
Banco Provincia Buenos Aires en dólares		-	8,404					
Superfondo Banco Río en dólares		-	13,024					
Fondo Quantum Dolphin en dólares		-	9,550,869					
		6,784	9,587,887					
Notes								
Bocon Pro 1	1,500,000	472,500	-	0.31500				
		472,500	-					
Shares								
IRSA		-	19,710,695					
ADRs IRSA		-	15,721,944					
		-	35,432,639					
Total current investments		479,284	45,020,526					
Non-current Investments								
Related companies Law 19,550. Article 33								
AGRO-URANGA S.A.				no cotiza	Agricultural and livestock	2,500,000	1,979,481	7,196,514
Shares	891,400	2,564,712	1,916,330					
Contribution on account of future subscriptions of shares		3,581	3,581					
Higher value of property		5,030,506	5,030,506					
		7,598,799	6,950,417					
INVERSIONES GANADERAS S.A.				no cotiza	Raising and grazing cattle	5,326,589	157,173	5,781,801
Shares	5,326,588	5,443,334	5,370,059					
Contribution on account of future subscriptions of shares		332,188	332,188					
		5,775,522	5,702,247					
CACTUS ARGENTINA S.A.				no cotiza	Exploitation and administration of agricultural and beef cattle products	1,300,000	(383,056)	1,627,488
Shares	650,000	19,601	250,087					
Contribution on account of future subscriptions of shares		794,144	794,144					
		813,745	1,044,231					
FUTUROS Y OPCIONES.COM S.A.				no cotiza	Gives information about markets and services of economic and financial counsulting through internet	12,000	(412,409)	397,542
Shares	8,400	(701,970)	(423,614)					
Contribution on account of future subscriptions of shares		980,250	502,825					
		278,280	79,211					
IRSA Inversiones y Representaciones S.A.	41,168,140	29,094,164	-	cotiza	Real state	211,999,273	(340,943,000)	149,822,000
Shares		29,208,816	-					
		58,302,980	-					
	Subtotal	72,769,326	13,776,106					
Others								
Coprolán		9,433	9,433	no cotiza		-	-	-
	Subtotal	9,433	9,433					
Total non-current investments		72,778,759	13,785,539					

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances and provisions

For the periods ended March 31, 2002 and 2001

(Notes 1,2 and 3)

Schedule E

Item	Opening balances Pesos	Increases Pesos (1)	Value at March 31, 2002 Pesos	Value at March 31, 2001 Pesos
Deducted from assets				
Defaulting debtors	539,863	60,000	599,863	509,863
Total at March 31, 2002	539,863	60,000	599,863	
Total at March 31, 2001	474,863	35,000	-	509,863

(1) The accounting appropriation is included in Schedule H

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Cost of sales
For the periods ended March 31, 2002 and 2001

(Notes 1, 2 and 3)

Schedule F

	Crops		Beef cattle		Milk		Others		Total			
	March 31, 2002 Pesos	March 31, 2001 Pesos	March 31, 2002 Pesos	March 31, 2001 Pesos	March 31, 2002 Pesos	March 31, 2001 Pesos	March 31, 2002 Pesos	March 31, 2001 Pesos	March 31, 2002 Pesos		March 31, 2001 Pesos	
Inventories at the beginning of the period												
Beef cattle	-	-	26,842,198	29,251,533	1,956,135	2,181,683	-	-	28,798,333		31,433,216	
Crops	5,645,137	8,422,373	-	-	-	-	-	-	5,645,137		8,422,373	
Unharvested crops	702,620	479,233	-	79,108	-	-	-	-	702,620		558,341	
Seeds and fodder	-	-	106,070	109,360	87,524	3,712	-	-	193,594		113,072	
Materials	1,061,323	815,345	-	-	7,103	24,437	109,715	44,218	1,178,141		884,000	
	7,409,080	9,716,951	26,948,268	29,440,001	2,050,762	2,209,832	109,715	44,218		36,517,825		41,411,002
Additions from merger	-	1,141,024	-	31,438	-	-	-	130,979		-		1,303,441
Holding results	4,102,331	-	484,489	(75,819)	1,237	1,864	-	-		4,588,057		(73,955)
Commodities market results	(229,864)	(584,271)	-	-	-	-	-	-		(229,864)		(584,271)
Transfer of Inventories to expenses	(57,154)	-	-	(79,108)	-	-	-	-		(57,154)		(79,108)
Transfer of Inventories to fixed assets	(109,239)	(78,570)	-	-	-	-	(11,651)	(6,545)		(120,890)		(85,115)
Transfer of Unharvested crops to expenses	(4,116,489)	(2,729,807)	(788,393)	(87,864)	(78,843)	(75,408)	(141,527)	(221,693)		(5,125,252)		(3,114,772)
Recovery of Inventories	-	-	266,669	179,933	(266,669)	(179,933)	-	-		-		-
Purchases	8,599,361	7,558,284	101,269	1,274,513	94,815	148,464	161,838	217,395		8,957,283		9,198,656
Operating expenses (Schedule H)	5,168,892	3,462,165	4,206,438	4,410,682	1,039,558	1,128,384	-	18,300		10,414,888		9,019,531
Less:												
Inventories at the end of the period												
Beef cattle	-	-	(24,385,802)	(29,378,452)	(1,531,848)	(2,270,392)	-	-	(25,917,650)		(31,648,844)	
Crops	(2,743,724)	(2,816,074)	-	-	-	-	-	-	(2,743,724)		(2,816,074)	
Unharvested crops	(5,836,012)	(5,304,021)	-	-	-	-	-	-	(5,836,012)		(5,304,021)	
Seeds and fodder	(372,137)	-	(303,219)	(132,707)	(47,701)	(46,316)	-	-	(723,057)		(179,023)	
Materials	(1,733,316)	(742,830)	-	-	(6,992)	(4,372)	(115,324)	(115,288)	(1,855,632)	(37,076,075)	(862,490)	(40,810,452)
Cost of Sales	10,081,729	9,622,851	6,529,719	5,582,617	1,254,319	912,123	3,051	67,366		17,868,818		16,184,957

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Foreign currency assets and liabilities

For the periods ended March 31, 2002 and 2001

(Notes 1, 2 and 3)

Schedule G

Item	March 31, 2002			March 31, 2001	
	Type and amount of foreign currency	Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency	Amount of local currency Pesos
Current Asset					
Cash and banks	US$ 5,792	2.900	16,798	US$ 519,052	519,052
Investments:					
Mutual funds	US$ -		-	US$ 9,587,887	9,587,887
ADRs IRSA	US$ -		-	US$ 15,721,944	15,721,944
Trade accounts receivable					
Accounts receivable	2,639,801	2.900	7,655,424	US$ -	-
Other receivables and prepaid expenses:					
Secured by mortgages	US$ -		-	US$ 2,228,410	2,228,410
Guarantee deposits	US$ 568,541	2.900	1,648,769	US$ 1,185,693	1,185,693
Others	US$ -		-	US$ 22,267	22,267
Non-Current Asset					
Other receivables and prepaid expenses:					
Secured by mortgages	US$ -		-	US$ 2,675,756	2,675,756
Others	US$ -		-	US$ 95,430	95,430
Subsidiaries and related companies Law 19,550					
Cactus Argentina S.A.	US$ -		-	US$ 204,170	204,170
Total Assets	US$ 3,214,134		9,320,991	US$ 32,240,609	32,240,609
Current liabilities					
Trade payables:					
Suppliers	US$ 1,415,972	3.000	4,247,917	US$ -	-
Notes	US$ -		-	US$ 509,477	509,477
Bank loans	US$ 396,950	3.000	1,190,851	US$ 11,284,507	11,284,507
Non-current liabilities					
Trade payables:					
Notes	-		-	US$ 240,000	240,000
Other					
Accrual for other expenses	US$ 853,473	3.000	2,560,418	US$ -	-
Total Liabilities	US$ 2,666,395		7,999,186	US$ 12,033,984	12,033,984

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods ended March 31, 2002 and 2001

(Notes 1, 2,and 3)

Schedule H

Items	Total	Operating Expenses					Expenses		Total
	March 31, 2002	Total	Crops	Beef cattle	Milk	Others	Selling	Administrative	March 31, 2001
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors´ fees	131,640	-	-	-	-	-	-	131,640	237,600
Fees and payments for services	596,771	187,627	101,768	66,918	18,941	-	-	409,144	722,295
Salaries and wages	2,534,552	1,354,907	248,801	828,777	277,329	-	-	1,179,645	2,735,046
Social security contributions	266,712	128,741	34,971	75,777	17,993	-	-	137,971	436,198
Taxes, rates and contributions	214,264	203,620	68,863	117,629	17,128	-	-	10,644	286,541
Office and administrative expenses (1)	9,141	-	-	-	-	-	-	9,141	191,995
Bank commissions and expenses	15,034	15,034	1,702	12,477	855	-	-	-	6,825
Depreciation of fixed assets	1,050,551	891,905	326,387	442,335	123,183	-	-	158,646	1,123,389
Vehicle and travelling expenses	150,440	127,025	38,411	72,424	16,190	-	-	23,415	209,286
Spare parts and repairs	294,847	294,847	135,945	121,826	37,076	-	-	-	427,651
Insurance	44,205	18,613	6,758	9,131	2,724	-	-	25,592	34,885
Employees´ maintenance	106,814	78,662	20,712	47,813	10,137	-	-	28,152	115,602
Livestock expenses (2)	2,931,466	2,324,156	-	2,324,156	-	-	607,310	-	2,682,114
Dairy farm expenses	483,653	483,653	-	-	483,653	-	-	-	575,981
Agricultural expenses	6,126,211	4,039,978	4,039,978	-	-	-	2,086,233	-	4,780,882
Silo expenses	103,293	103,293	103,293	-	-	-	-	-	56,031
General expenses	383,624	162,827	41,303	87,175	34,349	-	-	220,797	295,245
Defaulting debtors	60,000	-	-	-	-	-	60,000	-	35,000
Total at March 31, 2002	15,503,218	10,414,888	5,168,892	4,206,438	1,039,558	-	2,753,543	2,334,787	
Total at March 31, 2001		9,019,531	3,462,165	4,410,682	1,128,384	18,300	3,208,384	2,724,651	14,952,566

(1) Includes operations with Subsidiaries and related companies Article 33, Law 19.550, IRSA Inversiones y Representaciones Sociedad Anónima for Ps. 56,000 as of March 31, 2002 and Ps. 127,276 as of March 31, 2001.

(2) Includes operations with Subsidiaries and related companies Article 33, Law 19.550, Cactus Argentina S.A. for Ps. 21,000 as of March 31, 2002 and Ps. 9,188 as of March 31, 2001.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements for the period ended March 31, 2002

1. LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply suspension or contingent application of the benefits included in these regulations.

2. RELEVANT MODIFICATONS IN THE COMPANY´S ACTIVITIES

They are detailed in the Business Highlights, that are attached to the present financial statements.

3. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a. Past due receivables at the end of the period.

	Amount due Pesos
03.31.99	362,278
06.30.99	94,303
09.30.99	17,014
12.31.99	10,000
03.31.00	80,000
06.30.00	20,000
09.30.00	15,000
03.31.01	20,000
06.30.01	30,000
03.31.02	60,000
Subtotal	708,595
Less:	
Provision for defaulting debtors	(599,863)
Total past due receivables	108,732

b. Other Receivables without a due date at March 31, 2002.

	Other Receivables Pesos	Intercompany receivables Article 33 Law 19,550	
		FUTUROS Y OPCIONES	I.G.S.A.
		Other Receivables Pesos	Other Receivables Pesos
Current	2,466,288	297,206	115,068
Non-current	171,120	-	-

c. Accounts Receivable and other receivables to fall due at March 31, 2002

	Accounts Receivable	Intercompany receivables Article 33 Law 19,550		Other Receivables	Intercompany receivables Article 33 Law 19,550
		CACTUS	IRSA		CACTUS
	Pesos	Accounts Receivable Pesos	Accounts Receivable Pesos	Pesos	Other Receivables Pesos
06.30.02	16,266,274	4,970	76,000	3,546,352	213,815
12.31.02	-	-	-	47,768	-
03.31.03	-	-	-	399,455	-
12.31.03	-	-	-	56,319	-
03.31.04	-	-	-	350,000	-
12.31.04	-	-	-	53,395	-
03.31.05	-	-	-	350,000	-
12.31.05	-	-	-	298,007	-

4. CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a. There are no past due debts at March 31, 2002.

b. There are no debts without a due date at March 31, 2002.

c. Debts to fall due at March 31, 2002

	Accounts Payable	Intercompany Liabilities Article 33 Law 19,550		Bank loans	Salaries and Social Security Charges	Taxes Payable	Other Liabilities	Intercompany Liabilities Article 33 Law 19,550
		CACTUS	IRSA					CACTUS
		Accounts Payable						Other Liabilities
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
06.30.02	8,893,343	88,871	55,000	16,399,331	241,334	557,348	7,037,189	5,517

5. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Receivable	Intercompany receivables Article 33 Law 19,550		Other Receivables	Intercompany Receivables Article 33 Law 19,550		
		CACTUS	IRSA		CACTUS	FUTUROS Y OPCIONES	I.G.S.A.
	Pesos	Accounts Receivable Pesos		Pesos	Other Receivables Pesos		
In pesos	8,719,582	4,970	76,000	6,089,935	213,815	297,206	115,068
In US Dollars	7,655,424	-	-	1,648,769	-	-	-

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

b. All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Accounts Receivable Pesos	Intercompany receivables Article 33 Law 19,550 Accounts Receivable Pesos		Other Receivables Pesos	Intercompany Receivables Article 33 Law 19,550 Other Receivables Pesos		
		CACTUS	IRSA		CACTUS	FUTUROS Y OPCIONES	I.G.S.A.
Outstanding balances accruing interests	-	-	-	3,187,702	213,787	-	-
Outstanding Balances not accruing interests	16,375,006	4,970	76,000	4,551,002	28	297,206	115,068

6. CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable	Intercompany Liabilities Article 33 Law 19,550 Accounts Payable		Bank loans	Salaries and Social Security Charges	Taxes Payable	Other Liabilities	Intercompany Liabilities Article 33 Law 19,550
		CACTUS	IRSA					CACTUS Other Liabilities
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	4,645,426	88,871	55,000	15,208,480	241,334	557,348	4,476,771	5,517
In US Dollars	4,247,917	-	-	1,190,851	-	-	2,560,418	-

b. All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

c.

	Accounts Payable	Intercompany Liabilities Article 33 Law 19,550		Bank loans	Salaries and Social Security Charges	Taxes Payable	Other Liabilities	Intercompany Liabilities Article 33 Law 19,550
		CACTUS	IRSA					CACTUS
		Accounts Payable						Other Liabilities
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing interests	240,000	-	-	15,751,622	-	-	-	-
Outstanding debts not accruing interests	8,653,343	88,871	55,000	647,709	241,334	557,348	7,037,189	5,517

7. EQUITY INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Equity interests in other companies' capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 3 to the consolidated financial statements and intercompany balances as of March 31, 2002 are described in Notes 4 and 5 above.

8. RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At March 31, 2002 there were advance payments to directors for Ps. 88,581, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

9. PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10. VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market ("Mercado de Hacienda de Liniers"), published in the Cattle Bulletin of the "Organización Víctor D'Apice" (Víctor D´Apice Organization).
b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.
c . Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (La Nación Newspaper"), net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine "Revista Agromercado".

11. TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12. OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13. MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law N° 19,550.

14. RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

15. INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured US$	Account Value Pesos
Buildings, machinery and silos	Fire	2,602,000	5,481,830
Vehicles	Theft, fire and civil and third parties liability	75,494,000	187,270
Personal Injury	Persons	46,680,800	-
Furniture, office and electronic equipment	Theft, fire and technical insurance	280,730	509,505

16. PROVISIONS

There are no provisions in excess of 2% of the shareholders´ equity.

17. CONTINGENCIES

At March 31, 2002 there are no contingent situations that have not been accounted for.

18. IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19. DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends on preferred stock.

20. LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

The results for the first nine months of fiscal year 2002 showed a Ps. 1.1 million net loss compared to a Ps. 2.0 million profit registered during the same period of the previous fiscal year.

The operating result for the first nine months of the fiscal year amounted to Ps. 9.5 million compared to Ps. 3.2 million obtained during the same period of the previous fiscal year.

Consolidated net sales for the quarter totaled Ps. 27.5 million, 12% higher than those registered during the same period of the previous fiscal year. This rise is mainly due to a 22% increase in the crop sales segment.

Gross profit reached Ps. 8.4 million compared to Ps. 7.1 million obtained during the first nine months of the previous fiscal year. This increase was also influenced by the increase registered in the crop segment.

The crop segment showed a Ps. 6.1 million gross profit compared to a Ps. 3.7 million gain registered during the same period of fiscal year 2001.
Sales amounted to Ps. 16.2 million compared to Ps. 13.3 million registered during the same period of the previous fiscal year. Average sale price was Ps. 194 per ton compared to Ps. 110 per ton registered during the same period of the previous fiscal year. This rise was influenced by the higher share of soybean, a crop with a higher unit price and the effect of devaluation on the price of crops. Crops, having their prices quoted on U.S. dollars in the international market, increased their quotation despite 20% export taxes imposed by the Government.
Prices registered an important rise in their nominal values, influencing mainly our stock and generating a Ps. 4.1 million profit.
The cost of the products sold was Ps. 10.1 million and was 5% higher compared to the one registered the previous fiscal year.
Selling expenses for the segment amounted to Ps. 2.1 million, representing a 12.8% of the sales and Ps. 25 per ton.
During the second quarter summer crop harvesting was carried out. As of the closing of these financial statements, 86% of the sunflower harvest was completed and the yield obtained was 2.15 quintals per hectare.
Corn and soybean harvests were started and they are expected to be completed during the last quarter of the fiscal year. Yields obtained so far are within budgeted values.
The agricultural activity was one of the most benefited by the new economic measures implemented by the government during last January since prices of agriculture commodities are fixed in dollars in the international market and only some of the inputs used are related to the dollar quotation.

Regarding future quotations, we are optimistic on the value of crops, due to the low stock-global consumption ratio and to the depressed situation of the Argentine export balance; however, up to this moment, a price recovery of the oil seed segment is not foreseen.

The beef cattle segment showed a Ps. 2.9 million gross profit compared to a Ps. 3.4 million profit registered during the same period of the previous fiscal year. Accumulated beef cattle production amounted to 9,762 tons, 3.4% lower compared to the third quarter of the previous fiscal year, with an approximated 17% reduction in the cattle stock.
Prices rose in their nominal value, generating a Ps. 0.5 million positive holding result.


LINIERS LIVESTOCK MARKET
Nominal prices
Ps/kg
1
0.95
0.9
0.85
0.8
0.75
0.7
0.65
0.6
Jun-00
Jul
Aug
Set
Oct
Nov
Dec
Jan-01
Feb
Mar
Apr
May
Jun-01
Jul
Aug
Set
Oct
Nov
Dec
Jan-02
Feb
Mar

Sales amounted to Ps. 9.6 million and were 3% higher compared to those registered during the same period of fiscal year 2001. The volume sold increased 6.1% while prices per ton sold were 2.7% lower.
The rise registered in the cost of the products sold was a consequence of the higher share of the feed lot cattle and by the effect of the difference in stock.
The current exchange rate will surely enhance beef cattle exports during coming months. The reopening of Chile and Israel markets will improve the livestock integration and the purchasing power of the exporting slaughterhouses, consequently benefiting the producer.
Selling expenses amounted to Ps. 0.6 million. Regarding sales, these represented 6.5% compared to a 6.7% registered during the same period of the previous fiscal year.

The milk segment registered a Ps. 0.4 million loss compared to a Ps. 0.07 million loss registered during the third quarter of the previous fiscal year.
Sales resulted a 3% higher compared to those registered during the same period of the previous fiscal year; the 3.1% decrease in the price per liter sold was compensated with a 6% rise in the volume sold.

Regarding the third quarter of fiscal year 2001, the cost of the products sold was a 38% higher. This increase was due to the loss registered by the sale of La Adela dairy farm (salary compensation and sale of cattle stock) and by the rise in the price of the agricultural sub products, as a consequence of the rise in the exchange rate of the U.S. dollar.
The average milk price per liter was Ps. 0.159 compared to Ps. 0.164 registered during the same period of the previous fiscal year. As from March 2002, the Government established a minimum price of Ps. 0.20 per liter and this price is expected to increase throughout the year, however this price rise should be considerable to compensate the higher prices expected.
For the fourth quarter the scarce offer is moving demanding companies to pay up to a 50% over price for the exceeding winter production, which will improve the final price ratio.

Administrative expenses amounted to Ps. 2.4 million and were a 15% lower compared to the same period of the previous fiscal year.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS (continued)

During the first three quarters of the fiscal year, loss derived from financial operations amounted to Ps. 10 million, mainly due to investments in shares and bonds.
During last fiscal year, and following its investment diversification strategy, Cresud decided to invest part of its cash in the Buenos Aires Stock Exchange through the purchase of IRSA shares. This investment was negatively affected by the current economic situation in Argentina.
At the moment of purchase, IRSA had been quoting with an important discount regarding its book value and NAV, since the stock had dropped 55% from its peak during year 2000 and the market consensus indicated that it was an excellent investment opportunity. During the last quarter the stocks nominal value had an important recovery, which compensated most of the negative result generated by this drop during the first quarter.

As of March 31, 2002 the Company values its equity interest in IRSA Inversiones y Representaciones Sociedad Anónima shares according to the equity method of accounting. This decision is due to the recent economic changes and its impact on the financial markets which have altered the original budgets for these investments; therefore valuations and present conditions lighten a permanent investment opportunity increasing the possibility of achieving considerable profit in the long term.

Subsequent to the closing of these financial statements, a bill of sale for La Sofía farm, of 6,149 hectares, located in Río Cuarto, Province of Córdoba was signed. The sale was agreed at US$ 10 million and the profit generated by this operation (Ps. 19.4 million at the exchange rate of the closing date) will be reflected in the next financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS (continued)

Comparative Shareholders´ Equity Structure

	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos	At March 31, 1999 Pesos	At March 31, 1998 Pesos
Current Assets	43,072,339	74,922,994	57,111,827	73,838,393	89,348,409
Non Current Assets	165,138,555	120,536,512	123,786,323	133,434,333	117,598,181
Total Assets	208,210,894	195,459,506	180,898,150	207,272,726	206,946,590
Current Liabilities	33,408,137	17,517,253	5,800,327	13,515,285	7,325,930
Non Current Liabilities	1,763	242,211	-	7,133,464	259,972
Total Liabilities	33,409,900	17,759,464	5,800,327	20,648,749	7,585,902
Minority interest	119,276	33,960	3	2,029,444	1,588,365
Shareholders´ Equity	174,681,718	177,666,082	175,097,820	184,594,533	197,772,323
	208,210,894	195,459,506	180,898,150	207,272,726	206,946,590

Comparative Income Structure

	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos	At March 31, 1999 Pesos	At March 31, 1998 Pesos
Operating (loss) income	9,533,507	3,228,220	(3,249,833)	(4,591,223)	11,083,275
Financial and holding result	(10,016,408)	509,718	3,013,420	3,563,517	2,041,923
Other income and expenses and results from related companies	66,904	(235,945)	(124,482)	111,946	314,648
Management fees	-	(228,135)	-	-	(1,221,804)
Operating net (loss) income	(415,997)	3,273,858	(360,895)	(915,760)	12,218,042
Income tax	(832,953)	(1,330,463)	(86,429)	(31,446)	-
Minority interest	123,723	109,819	-	-	-
Net (loss) income	(1,125,227)	2,053,214	(447,324)	(947,206)	12,218,042

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS (continued)

Sales volume

	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31, 2001	3Q March 31, 2000	Accumulated July 1, 1999 to March 31, 2000	3Q March 31, 1999	Accumulated July 1, 1998 to March 31, 1999	3Q March 31, 1998	Accumulated July 1, 1997 to March 31, 1998
Beef Cattle Sales (in Kgs.)	3,429,495	12,961,021	3,695,465	12,214,597	6,239,553	14,143,145	5,055,056	15,558,310	4,237,177	14,647,343
Butyraceous (in Kgs.)	36,763	189,825	52,825	185,891	76,007	312,848	143,914	493,590	125,166	448,264
Crops (in quintals)*	330,730	837,519	212,989	1,215,758	102,897	804,953	69,886	644,746	172,899	366,220

* One quintal equals one hundred kilograms

Ratios

	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos	At March 31, 1999 Pesos	At March 31, 1998 Pesos
Liquidity	1.289	4.277	9.846	5.463	12.196
Indebtedness	0.191	0.100	0.033	0.112	0.038
Return on Equity	(0.002)	0.019	(0.002)	(0.005)	0.066

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

LIMITED REVIEW REPORT

To the President and Directors of
Cresud Sociedad Anónima Comercial,
Inmobiliaria, Financiera y Agropecuaria

1. We have carried out a limited review of the balance sheet (historical currency) of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2002 and 2001, and the related statements of income (historical currency), changes in shareholders' equity (historical currency) and cash flows (historical currency) for the nine-month periods then ended, and notes 1 to 14 and schedules A, B, C, E, F, G and H, the Business Highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange regulations. Furthermore, we have performed a limited review of the consolidated financial statements (historical currency) of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries for the nine-month periods then ended, and notes 1 to 6 and schedules A, B, C, E, F, G and H, which are presented as complementary information. The preparation and issuance of the financial statements are the responsibility of the Company's management.

2. Our reviews were limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist mainly of the application of analytical procedures on the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. This review is substantially less in scope than that of an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, the changes in its shareholders' equity and its cash flows, or on its consolidated financial statements.

3. As established by Resolution No. 1/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires and the Pronouncement No. 392 of the Argentine Securities and Exchange Commission and as explained in note 1 as from the quarter ended March 31, 2002, the Company contemplated the effects of the devaluation of the Argentine peso.

4. The Company has prepared the financial statements applying the valuation criteria established by the Argentine Securities and Exchange Commission, which according to note 1, differ in certain aspects from accounting standards currently in force, specially in relation with recognizing the inflation in the financial statements. The effect on the financial statements resulting from the different valuation criteria has been quantified by the Company and included in such note.

5. Note 1 includes details of the situation at the end of the period in connection with the economic measures adopted by the National Government to confront the Argentine crisis, some of which may have been pending issue at the date of preparation of these financial statements. The general impact generated by all these measures adopted to date by the Government on the financial statements of the Company at March 31, 2002, was recognized according to the evaluations and estimates made by Management when preparing the financial statements. Therefore, the Company's financial statements must be considered in the light of these circumstances.

PRICEWATERHOUSECOOPERS

6. Based on the work done and on our examination of the Company's financial statements and its consolidated financial statements for the years ended June 30, 2001 and 2000, on which we issued our unqualified report dated September 7, 2001, we report that the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2002 and 2001 and its consolidated financial statements at those dates, prepared in accordance with accounting standards currently in effect in the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding them we have no observations to make.

7. In accordance with current regulations, we report that:

a) the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet book" and comply with the provisions of the Argentine Securities and Exchange Commission;

b) the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all material respects in conformity with legal provisions;

c) we have read the Business Highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange regulations, and as regards those matters that are within our competence we have no observations to make;

d) at March 31, 2002, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Retirement and Survivors' Benefit System according to the accounting records amounted to Ps. 31,778.63, none of which was claimable at that date.

The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions -other than Argentina- where those financial statements are to be used.

Buenos Aires, June 4, 2002

PRICE WATERHOUSE & CO

by (Partner)

C.P.C.E.C.A.B.A. To. 1 Fo. 1 R.A.P.U.
Norberto Luis Feoli
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A.
Tomo 50 – Folio 212